April 18, 2019

Damon Fletcher
Chief Financial Officer
Tableau Software, Inc.
1621 North 34th Street
Seattle, WA 98103

       Re: Tableau Software, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 22, 2019
           File No. 001-35925

Dear Mr. Fletcher:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenues, page 56

1. You disclose the percentage of ASC 605 license revenues from term and subscription licenses for 2018 and 2017. In light of the difference in timing of revenue recognition for term-based licenses and cloud-based services under ASC 606, please separately discuss and quantify the fluctuations in revenues attributable to your cloud-based services. Refer to Item 303(a)(3) of Regulation S-K.
Consolidated Financial Statements
Consolidated Statements of Operations, page 73

2. We note that your license revenues line item includes revenues from perpetual and term-
      based licenses, as well as cloud-based services. Describe for us your consideration of
      Rule 5-03 of Regulation S-X in aggregating cloud-based services revenues with software
 Damon Fletcher
Tableau Software, Inc.
April 18, 2019
Page 2
         license revenues. Please tell us the amount of revenues attributable to cloud-based services for the years ended December 31, 2017 and 2018.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Joyce Sweeney,
Senior Staff Accountant at (202) 551-3449 with any questions.



                                                              Sincerely,
FirstName LastNameDamon Fletcher
                                                              Division of
Corporation Finance
Comapany NameTableau Software, Inc.
                                                              Office of
Information Technologies
April 18, 2019 Page 2                                         and Services
FirstName LastName